Schedule A

to

Sub-Advisory Agreement between

Park Avenue Institutional Advisers LLC and

Wellington Management Company LLP

Dated August 8, 2016

Amended March 28, 2018

Series:	Fee (as an annual percentage of average daily net assets of the Series):

Guardian Large Cap Disciplined Growth VIP Fund

0.33% on the first $50 million in assets;

0.30% on the next $100 million in assets;

0.27% on the next $200 million in assets;

0.24% on the next $200 million in assets;

and

0.22% over $550 million in assets

Guardian Global Utilities VIP Fund	0.36%